Exhibit 99.6

EXECUTION VERSION

APPLICATION OF PROCEEDS LETTER

THIS DEED is made on 26 June 2023

BETWEEN

(1)	SELINA HOSPITALITY PLC a public limited company organized under the laws of England and Wales with company number 13931732 (“Parent”);

(2)	SELINA MANAGEMENT COMPANY UK LTD, a company organized and existing under the laws of England, having company number 10975317 and a registered address of 102 Fulham Palace Road, London W6 9PL, United Kingdom (“Selina UK”); and

(3)	PERTNOT LIMITED, a company incorporated under the laws of Cyprus, registered with the Register of Companies, with its registered address at Artemidos & Nikou Dimitriou, 54B, SCANNER AVENUE TOWER, 4th floor, 6027, Larnaca, Cyprus (“Pertnot”).

RECITALS

(A)	WHEREAS the Parent, Selina UK and Osprey Investments Limited (“Osprey”) entered into a convertible promissory note dated on or about the date of this deed (the “Convertible Note Agreement”).

(B)	WHEREAS, on or about the date hereof, the Parent, Selina UK, Kibbutz (as defined below), Osprey and Ludmilio Limited entered into or will enter into, among other things, a future funding side letter (identified as such for the purposes of this agreement by the Parties by email on or about the date hereof) (the “Future Funding Side Letter”) pursuant to which, among other things, further investments of up to $20,000,000 will or may be made directly or indirectly into the Parent or Selina UK in the form of Tranche 1 and separately up to an additional $20,000,000 in the form of Tranche 2 (in each case, either at the option of the Selina UK/the Parent or at the option of the Finance Parties, as applicable and as defined and described therein) (any such further investment being the “Subsequent Investment”)).

(C)	WHEREAS, the Parties desire to agree certain obligations relating to the application of proceeds invested or to be invested directly or indirectly into the Parent or Selina UK as part of the Subsequent Investments.

(D)	NOW THEREFORE, for and in consideration of all the arrangements relating to the transactions contemplated in the Convertible Note Agreement, other arrangements between the Parties and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Definitions

Capitalised terms used in this deed have the meanings given to them in the Convertible Note Agreement unless the contrary intention appears in this deed. Additionally, in this deed:

“Berlin Asset” means the property with address at Alte Schönhauser Straße 2, 10119 Berlin, Germany.

“Berlin Lease Agreement” means the lease of the Berlin Asset dated 7 June 2019 between Wombats GmbH as landlord and Selina DE GmbH as tenant.

“Berlin Loan Agreement” means that certain letter agreement for a loan facility of up to €1,800,000 entered into on 9 August 2022 between Wombats GmbH as the lender and Selina Operations UK Ltd as the borrower.

“Kibbutz” means Kibbutz Holding S.À R.L. a company incorporated under the laws of Luxembourg with its registered address at 5 rue Guillaume J. Kroll, Luxembourg 1882, Luxembourg, and registered with the Luxemburg Trade and Companies Register under number B254087.

“Party” means a party to this deed.

“UK Assets” means each of the assets located in the following locations and subject to the UK Leases:

(a)	56-60 Mount Pleasant, Liverpool, L3 5SH;

(b)	42-44 (odd) Oldham Street, 17-21 (even) Hilton Street and 37 Spear Street, Manchester;

(c)	50 Newton Street, Manchester, M1 2EA; and

(d)	89 and 91 Livery Street and 92-95 Livery Street, Birmingham, B3 1RN.

“UK Assets AT Landlords” mean each of the following entities which are the landlords under the UK Leases:

(a)	Grandialo Limited;

(b)	Zorismelia Limited;

(c)	Seloro Limited;

(d)	Zanina Limited;

(e)	and any other affiliates of Pertnot relating thereto.

“UK Leases” means each of the following:

(a)	lease of 56-60 Mount Pleasant, Liverpool, L3 5SH dated 11 November 2019 between Grandialo Limited as landlord, Hatter’s Hostel Limited as tenant and Selina Holding Company, S.E. as guarantor;

(b)	lease of 42-44 (odd) Oldham Street, 17-21 (even) Hilton Street and 37 Spear Street, Manchester dated 11 November 2019 between Zorismelia Limited as landlord, Hatter’s Hostel Limited as tenant and Selina Holding Company, S.E. as guarantor;

(c)	lease of 50 Newton Street, Manchester, M1 2EA dated 11 November 2019 between Seloro Limited as landlord, Hatter’s Hostel Limited as tenant and Selina Holding Company, S.E. as guarantor; and

(d)	lease of 89 and 91 Livery Street and 92-95 Livery Street, Birmingham, B3 1RN dated 11 November 2019 between Zanina Limited as landlord, Hatter’s Hostel Limited as tenant and Selina Holding Company, S.E. as guarantor,

“UK Selina Counterparties” means each of:

(a)	Selina Operations Midlands Ltd 102 Fulham Palace Road London W6 9PL; and/or

(b)	Selina Holding Company, UK Societas, 6th Floor, 2 London Wall Place Barbican, London EC2Y 5AU; and/or

(c)	Hatter’s Hostel Limited; and/or

(d)	Selina Holding Company, S.E.

2.	Application of proceeds

(a)	Notwithstanding anything to the contrary in the Convertible Note Agreement, the Parties agree that the Parent and Selina UK shall allocate the proceeds of the Convertible Note Agreement (and procure that such or equivalent amounts are so allocated and applied by any of its applicable affiliates) in the following amounts and the following order, within 2 Business Days upon receipt:

(i)	first, the amount of £385,000 plus VAT (if applicable) owed by the UK Selina Counterparties to the UK Assets AT Landlords or their Affiliates in or towards payment of the deferred amount due but unpaid under the UK Leases in respect of the UK Assets;

(ii)	secondly, the amount of EUR 47,325 plus VAT (if applicable) owed by Selina Operations UK Ltd to Wombats GmbH or its Affiliates in or towards repayment of part of the principal due but unpaid under the Berlin Loan Agreement in respect of the Berlin Asset;

(iii)	thirdly, towards repayment of all rental/lease payments in respect of the UK Leases and Berlin Lease Agreement up to and including June 2023; and

(iv)	fourthly, in or towards any other purpose permitted under the Convertible Note Agreement.

(b)	Notwithstanding anything to the contrary in the Future Funding Side Letter or any of the underlying agreements referred to therein in respect of the Subsequent Investments (the “Subsequent Investment Documents”), the Parties agree that the Parent and Selina UK shall allocate the proceeds of any Subsequent Investments (and procure that such or equivalent amounts are so allocated and applied by any of its applicable affiliates) in the following amounts and in the following order within 2 Business Days upon receipt:

(i)	first, the provision of a cash deposit in the amount of EUR 700,000 as required pursuant to the terms of the Berlin Lease Agreement, entered into in respect of the Berlin Asset;

(ii)	secondly, an amount up to £1,200,000 plus VAT (if applicable) to improve and secure each of the UK Assets to ensure it is safe and complies with all applicable health and safety requirements, in each case, to the satisfaction of the UK Assets AT Landlord (acting in its sole discretion) provided that any portion of such amount shall only be applied (and will be so applied) in accordance with the prior written instructions or approvals of Pertnot or its Affiliates; and

(iii)	thirdly, (and subject to paragraph (c) below) in or towards any other purpose permitted under the Subsequent Investment Documents.

(c)	The Parent and Selina UK hereby undertake and commit to procure that by the date falling 9 months from the date hereof, the relevant UK Selina Counterparties shall cause each of the UK Assets to be fully operational: (i) to the standards required under the UK Leases and as may be reasonably expected from Selina or an operator of similar category in the market; and (ii) in a form and level that is reasonably likely to produce positive EBITDA of each UK Asset of at least the level of the rent payable in its respect by the relevant Selina UK Counterparty or its affiliates to the UK Asset AT Landlord and shall apply for all such permits and shall make all such renovations, improvements and works as may be required to achieve the same. If and to the extent the above requires applications for permits, the Parent and Selina UK undertake to procure that such permits are obtained by the UK Selina Counterparties and the relevant building works are commenced by such parties within 9 months of the date hereof and that each relevant UK Asset is operational in accordance with the above within 15 months of the date hereof. Without derogating from any other right Pertnot may have hereunder, if and to the extent Pertnot determines, acting reasonably, that the relevant UK Selina Counterparties do not renovate or improve the UK Assets in accordance with (b)(ii) above or this clause (c), Pertnot shall notify the same to the Parent and unless agreed otherwise, may commission or procure the carrying out of the required works at the expense of the UK Selina Counterparties and the Parent at the levels and subject to the limitations set out above.

(d)	The Parent and Selina UK shall procure that detailed management accounts relating to the Berlin Asset and the UK Assets (including detailed information in respect of the amount of EBITDA achieved, if any, by the Berlin Asset and the UK Assets over the previous 12 months) are provided to Pertnot and/or its Affiliates within 3 months of the end of the period in (c) above (i.e., 9 months or, if applicable, 15 months).

(e)	None of Pertnot nor its Affiliates is bound to monitor or verify the application of any amount described in Clause 2(a) and (b) above.

3.	Miscellaneous

(a)	Any calculations made pursuant to the deed shall be made without double counting and, in the absence of manifest error and so long as Pertnot’s calculations are consistent with the provisions of this deed, shall be conclusive evidence of the matters to which it relates.

(b)	The Parent shall, within three Business Days of demand, pay Pertnot the amount of all reasonable costs and expenses (including, subject to any agreed cap, legal fees) reasonably incurred by it or its Affiliates in connection with the negotiation, preparation, printing, execution and perfection of, execution and completion of this deed and all documents, matters and things referred to in or incidental to this deed.

(c)	If, at any time, any provision of this deed is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

(d)	A person who is not a party to this deed has no right under the Contracts (Rights of Third Parties) Act 1999 or otherwise to enforce or enjoy the benefit of any terms of this deed and none of the parties to this deed shall be liable to any such person by reason of entry into this letter or the disclosure of this deed to any such person.

(e)	This deed may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Deed. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Execution and/or delivery of a counterpart of this Deed by e-mail attachment, telecopy or other electronic means shall be an effective mode of execution and/or delivery.

(f)	This deed, and any non-contractual obligations arising out of or in connection with it, shall be governed by and construed in accordance with English law. Each Party irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute (including a dispute relating to the existence, validity or termination of this deed or any non- contractual obligation arising out of or in connection with this deed) which may arise out of or in connection with this deed and that accordingly any proceedings arising out of or in connection with this deed shall be brought in such courts. Each Party irrevocably submits to the exclusive jurisdiction of the courts of England and waives any objection to proceedings in any such court on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

IN WITNESS whereof this deed has been duly executed and delivered as a deed on the above date first above written.

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[Signature pages]

EXECUTED AS A DEED by	)
SELINA HOSPITALITY PLC	)
	)	/s/ RAFAEL MUSERI
acting by Rafael Museri	)	Director
)
in the presence of:	)

Signature of witness

/s/ MAAYAN TAYAS

Name of witness
(in BLOCK CAPITALS)

MAAYAN TAYAS
Address of witness

EXECUTED AS A DEED by	)
SELINA OPERATIONS US CORP.	)
	)	/s/ RAFAEL MUSERI
acting by Rafael Museri	)	Director
)
in the presence of:	)

Signature of witness

/s/ MAAYAN TAYAS

Name of witness
(in BLOCK CAPITALS)

MAAYAN TAYAS
Address of witness

EXECUTION VERSION

EXECUTED AS A DEED by	)
PERTNOT LIMITED	)	/s/ Jelena Afxentiou /s/ Costas Christofides
)
acting by Jelena Afxentiou / Costas Christofides	)	Director
)
in the presence of:	)

Signature of witness

/s/ CHRISTINA CHRISTOFOROU

Name of witness
(in BLOCK CAPITALS)
CHRISTINA CHRISTOFOROU

Address of witness